SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 15, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Timing of Smith & Nephew first quarter trading report

15 April 2015

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, will announce its trading report for the first quarter on Thursday 30 April 2015 at 7.00am BST / 2.00am EDT. This will be followed by a conference call for financial analysts at 8.30am BST / 3.30am EDT, which can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com/investor-centre and available on the site archive shortly afterwards.

For those individuals who wish to dial into the call a listen-only service is available by calling +44 (0) 20 7138 0808 in the UK or +1 718 354 1152 in the US (passcode 9076022).

Enquiries

Investors/ Analysts
Ingeborg Øie                                                                                                +44 (0) 20 7960 2285
Smith & Nephew plc

Media
Charles Reynolds                                                                                        +44 (0) 20 7401 7646
Smith & Nephew plc

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 15, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary